Exhibit 16.1





March 31, 1998




Securities and Exchange Commission
Washington, DC  20549

Gentlemen:

We were previously principal accountants for LS Power Funding Corporation and, under the date of February 13, 1997, we reported on each of the financial statements of LS Power Funding Corporation, LSP-Cottage Grove, L.P., and LSP-Whitewater Limited Partnership as of and for the years and periods ended December 31, 1996 and 1995. On March 27, 1998, our appointment as principal accountants was terminated. We have read LS Power Funding Corporation's statements included under Item 4 of its Form 8-K dated March 31, 1998, and we agree with such statements except that we are not in a position to agree or disagree with the Company's statement that Arthur Andersen LLP was not consulted regarding the application of accounting principles to a specified transaction or the type of audit opinions that might be rendered on these financial statements.



/s/ KPMG Peat Marwick LLP